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                                                                    EXHIBIT 6.13

                                TENANCY AGREEMENT

Art. 1 - Messrs. Parodi Vinicio with a share equal to 50%; Signora Falabeni Renzina with a share equal to 28%, Parodi Valerio with a share equal to 22% rent to Castello Ratti Enterprises domiciled in New York with the right to assign to another corporation Italian or otherwise the property located at Borghetti Borbera frazione torre dei Ratti, colored in red in the map enclosed (Att. 10) signed by both parties.

Art. 2 - The tenants will use the property object of the present contract as a hotel-restaurant, catering, night club, dance club, health club, sport club, disco.

The tenants will obtain all the authorizations (from the Municipality, from the police from the firemen, etc.) Necessary for opening and managing the hotel-restaurant.

Art. 3 - The tenants are not allowed to use the immovable unit differently from what provided for in preceding Art. 2; they are not allowed either to sublet or give over the tenancy, even partially, without a written authorization from the lessors. The lessors will have the possibility of refusing such an authorization only in case there should exist reasonable reasons.

Art. 4 - The tenancy agreement will last 25 (twenty-five) years, starting on the release of the permission for construction.

Art. 5 - The annual rent amounts to US $47,923 corresponding, according to today's exchange, Italian Lira / US $ (average U.I.C., Italian Official Exchange), to 60 (sixty) million Italian Liras.

The rent will be paid every month in advance and will be deposited in the current accounts of the following lessors bank and in the proportions indicated as follows:

- Parodi Vinicio a share equal to 50% of the rent - Banca Poplare di Novara - Novi Ligure branch account no. 3614.

- Fallabeni Renzina a share equal to 28% of the rent - Banca Popolare di Novara
- Novi Ligure branch - account no. 2362.

- Parodi Valerio a share equal to 22% of the rent - Banca Popolare di Novare - Novi Ligure branch account no. 3612.

Starting from the sixth year, the rent will be subject to indexation. The increase of the rent due to the indexation will be calculated at the end of each year starting from the sixth one. The index will be calculated on the basis of the cost of living for workers and employees in the U.S.A. (cost of leaving Index or consumer price index) as resulting from official publications.

The increase of the rent calculated as indicated above will not exceed 3% for each year of reference.


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Art. 6 - The tenants state that they have received the property in good condition and commit themselves to give it back likewise in good condition, without any right to compensations for any possible repairs, improvements or additions.

The improvements and/or additions mush anyway be authorized in writing by the lessors in advance.

As from now, the lessors authorize the works necessary to turn the property into a hotel-restaurant, plus catering, night club, dance club, health club, sport club, disco. Such works are indicated in the map and in the terms of contract, signed by the two parties, that are enclosed to the present contract sub. No. 2,3.

At the end of the tenancy, the lessors will have a right to keep, without any compensation to the tenants all the furnishings of the hotel-restaurant.

All the expenses for the ordinary and extraordinary maintenance works for the property object of the present contract will be borne by the tenants.

Art. 7 - With reference to the object of the present tenancy agreement, as appears in the map enclosed, the tenants commit themselves to grant a right of way, passable by vehicles, to the lessors, so that the latter may reach the part of the immovable unit (colored in green on the map enclosed) which the lessors have kept a right to, and that is therefore excluded from the present contract.

Art. 8 - Should the tenants fail to pay two consecutive installments of the rent, and should they fail to comply with one or more of the obligations mentioned in Articles 3-6-7, the lessors will have a right to ask for the automatic cancellation of the present contract, in conformity with Article 1456 of the Civil Code, besides the compensation for damages.

Another cause for the automatic cancellation of the present contract will be the close (except for ordinary business reasons) of all the activities listed in art. 2 above and/or the insolvency of the Company concerned.

Art. 9 - To guarantee they payment of the rent and the other obligations undertaken under the present contract, the tenants will constitute for the first three years a security equal to one annual rent in favor of the lessors.

The kind and the terms of the security will be agreed upon by the lessors and by the tenants by mutual consent.

Art. 10 - The tenants commit themselves to insure the property object of the present contract against fire, damages and theft with a major Insurance Company, for a maximum sum no less than 3,000 million Liras. The text of the insurance contract and the choice of the Insurance Company will have to be authorized by the lessors in advance.


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Art. 11 - At the consignment of property, both parties will draw up, with on accord, an inventory of the furnishing and of the statues that will be enjoyed by the tenants.

Art. 12 - The tenants have an option for a new tenancy agreement that will have effect at the end of the present contract. The terms of the new 25 years contract will be the same of the present agreement, with the exception of the rent, which will be equal to the present rent plus an increase equal to the inflation percentage which will have been recorded in the U.S. starting from the sixth year (included) and till the 255h year of the duration of the present contract. The inflation rate will be calculated in conformity with what provided for in preceding Art. 6, but without the limit of 3%.

To calculate the increase of the rent, at the end of each year (starting from the sixth year included) the inflation rate of the year of reference will be added to the rent of the current year.

Art. 13 - The present contract is subject to the suspersive condition of the obtaining from the Municipality of Borghetti Borbera (Alessandria) and from Piemont's Fine Arts and Service of all the permissions necessary for the works that are indicated in the map and in the terms of contract (enclosures No. 2,3).

Art. 14 - Any possible issue that should arise about the interpretation, the validity and/or the execution of the present contract will be submitted to the judgment of three arbitrators appointed amicably one by each party and the third one by a mutual consent by the arbitrators appointed. Should the two arbitrators fail to appoint the third arbitrator within twenty days from the appointment of the second arbitrator, or should the second arbitrator not be appointed within twenty days from the appointment of the first arbitrator, the missing arbitrator's will be appointed by the chairman of the Bar Association of Alessandria.

The court of Arbitration will be dispensed from the observance of any procedure regulation, will judge in conformity with the law and their award will be final.

                                                       11 January 1990

                                                       /s/ Robert Caffese

                                                       /s/ Michael Giamalvo

                                                       /s/ Vinicio Parodi

                                                       /s/ Valerio Parodi

                                                       /s/ Fallabeni Renzina


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